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December 12, 2008
VIA EDGAR AND HAND DELIVERY
Mr. Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Opnext, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed November 4, 2008 File No. 333-152867
Dear Mr. Kruczek:
     On behalf of our client, Opnext, Inc. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 7, 2008, with respect to the Registrant’s above-referenced Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission on November 4, 2008 (the “Amendment No. 2”). Simultaneously with this letter, the Registrant has filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), revised to reflect changes prompted by your comments. Amendment No. 3 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes five copies of Amendment No. 3, three of which have been marked to show changes from Amendment No. 2.
     The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

December 12, 2008

Security Ownership of certain Stratalight beneficial owners and management, page 39
1.	We note your response to prior comment 3. Please identify the natural persons who exercise voting and/or dispositive powers with respect to the shares held by Entrepia and Galleon.
          Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 144 of Amendment No. 3.
Financial Statements of Opnext, Inc., page OF-1
2.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X. Also ensure that the financial statements of StrataLight are updated when you file an amendment.
          Response: In response to the Staff’s comment, the Registrant updated its financial statements in accordance with Rule 3-12 of Regulation S-X. StrataLight's financial statements have also been updated in accordance with Rule 3-12 of Regulation S-X.
***
We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. Also, Latham & Watkins LLP hereby supplementally confirms in writing to the Staff that the reference to the General Corporation Law of the State of Delaware (contained in the opinion filed as Exhibit 5.1 to the Registration Statement) includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1749 or my colleague, Paul Kukish, at (212) 906-1725.

Sincerely,
/s/ David Allinson
David Allinson
of Latham & Watkins LLP